Exhibit E

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036

October 29, 2020

Lukas T. Walton
1341 West Fullerton Avenue
P.O. Box 220
Chicago, Illinois 60614

Re:	First Solar, Inc. – Lock-up Waiver

Dear Mr. Walton:

Reference is made to the Lock-up Agreement (the “Agreement”; capitalized terms used herein and not otherwise defined shall have the meanings assigned in the Agreement), dated as of September 16, 2020, pursuant to which you agreed to be bound by the restrictions contained therein for the benefit of the undersigned, as representative of the Underwriters.
The undersigned, on behalf of the Underwriters, hereby agrees to release you from the restrictions set forth in the Agreement with respect to an aggregate amount of up to 5,000,000 shares (the “Shares”) of the Common Stock, so that you may (i) donate up to 2,500,000 of the Shares to The Builders Initiative, Inc. and (ii) sell 2,500,000 of the Shares through the undersigned and/or its affiliates in a proposed sale in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the “Sale”). The foregoing waiver is effective solely with respect to the Shares and solely for the foregoing purposes. Except as expressly stated herein in connection with the Shares, the Agreement shall remain in full force and effect in accordance with its terms.
This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

MORGAN STANLEY & CO. LLC

For itself and on behalf of the several Underwriters.

By:	/s/ James J. Watts
Name: James J. Watts
Title: Executive Director